Exhibit 99.2

JinkoSolar Announces Second Quarter 2024 Financial Results

08/30/2024

SHANGRAO, China, Aug. 30, 2024 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Business Highlights

•	Leveraging our advantages of N-type TOPCon technology, competitive products, global marketing, and manufacturing footprint, module shipments grew by 34.1% year-over-year to 23.8 GW in the second quarter, ranking first in the industry.

•	At the end of the second quarter, we became the first module manufacturer in the world to have delivered a total of 260 GW solar modules, covering nearly 200 countries and regions.

•	Our N-type TOPCon based perovskite tandem solar cell set a new record with conversion efficiency of 33.24%, a significant leap beyond our previous record of 32.33% for the same type of tandem cells.

•	The mass production efficiency of N-type TOPCon cells exceeds 26.1%.

•	Recently, we were recognized as a Tier 1 energy storage provider and a Tier 1 PV module manufacturer by Bloomberg New Energy Finance.

•	We recently entered into a strategic partnership with Renewable Energy Localization Company and Vision Industries Company to form a joint venture in Saudi Arabia for the production of 10 GW of high-efficiency solar cells and solar modules.

Second Quarter 2024 Operational and Financial Highlights

•	Quarterly shipments were 25,318 MW (23,822 MW for solar modules, and 1,496 MW for cells and wafers), up 15.6% sequentially, and up 36.0% year-over-year.

•	Total revenues were RMB24.05 billion (US$3.31 billion), up 4.4% sequentially and down 21.6% year-over-year.

•	Gross profit was RMB2.68 billion (US$368.3 million), down 2.1% sequentially and down 44.0% year-over-year.

•	Gross margin was 11.1%, compared with 11.9% in Q1 2024 and 15.6% in Q2 2023.

•	Net loss attributable to JinkoSolar Holding Co., Ltd.'sordinary shareholders was RMB 100.7 million (US$13.9 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'sordinary shareholders of RMB609.4 million in Q1 2024 and RMB1.31 billion in Q2 2023.

•	Adjusted net income attributable to JinkoSolar Holding Co., Ltd.'sordinary shareholders, which excludes the impact from (i) a change in fair value of the convertible senior notes, (ii) a change in fair value of long-term investment, (iii) share based compensation expenses, and (iv) the net loss resulted from a fire accident at one of our production bases in Shanxi Province (the "Fire Accident"), was RMB378.5 million (US$52.1 million), compared with adjusted net income attributable to JinkoSolar Holding Co., Ltd.'sordinary shareholders of RMB470.3 million in Q1 2024 and RMB1.43 billion in Q2 2023.

•	Basic and diluted loss per ordinary share were RMB0.48 (US$0.07) and RMB0.53 (US$ 0.07), respectively. This translates into basic and diluted loss per ADS of RMB 1.94 (US$0.27) and RMB2.12 (US$0.29), respectively.

Mr. Xiande Li, JinkoSolar's Chairman and Chief Executive Officer, commented, "We are pleased to announce that our module shipments grew by 34.1% year-over-year to 23.8 GW in the second quarter, ranking first in the industry. By the end of the second quarter, we became the first solar company in the world to have reached accumulative module shipments of 260 GW, covering nearly 200 countries and regions. This again demonstrated the strength of our globalization strategy. Prices in several segments of the industry chain declined slightly on a sequential basis leading us to adjust our production scheduling strategy and utilization rates for different processes. We also optimized our supply chain strategy to control costs. Gross margin was 11.1% in this quarter, relatively flat sequentially. Adjusted net income was $52.1 million, a slight decrease sequentially.

Overall, global demand showed fast growth momentum in the first half of 2024. The newly added installations in China totaled 102.4 GW, up 30.7% year-over-year while total solar module exports increased by around 20% year-over-year. Thanks to our global footprint and competitive products, by the end of the second quarter, the visibility of our orderbook for 2024 exceeds 80%, enabling us to maintain an industry-leading utilization rate, particularly nearly 100% for N-type cells.

Oversupply and increasingly irrational low prices along the supply chain that have plagued our industry for some time have started to be addressed by market forces as well as government and industry control policies. Additionally, financial institutions have become more selective, favoring companies with proven technological innovation, healthy financial conditions, and strong brand recognition. As a result, some manufacturers have been forced to cut or suspend production while others have delayed, suspended or even canceled capacity expansion projects. We believe that all these measures will further accelerate the elimination of outdated capacity as well as industry consolidation, paving the way for companies with robust sustainable operations to reinforce their industry leadership.

We made good progress on several fronts. The mass-produced efficiency of our 182 mm TOPCon cells has exceeded 26.1%, and the lab efficiency of our N-type TOPCon-based perovskite tandem solar cell has reached 33.24%. We firmly believe that TOPCon technology still delivers the best economic performance in terms of cost, mass production yield, intellectual property protection, and customer acceptance, with further room for cost reduction and efficiency increase. In addition, we reached another milestone in our global manufacturing strategy with the recently announced strategic partnership with Renewable Energy Localization Company and Vision Industries Company to form a joint venture in Saudi Arabia for the production of 10 GW of high-efficiency solar cells and solar modules.

Despite the challenges in our industry, the strength of our N-type TOPCon technology, the competitiveness of our products, and our extensive global sales and manufacturing network have placed us in a strong position in the industry as the industry continues to address excess capacity. We will continue to implement our globalization strategy to actively seize market opportunities and mitigate market risks. We reiterate our guidance for module shipments to be between 100.0 GW and 110.0 GW for full year 2024. We expect module shipments to be between 23.0 GW and 25.0 GW for the third quarter of 2024. By the end of 2024, we expect our mass-produced N-type cell efficiency to reach 26.5%. We will continue to optimize our asset and liability structure, as well as cash flow levels, to strengthen our resistance to risks."

Second Quarter 2024 Financial Results

Total Revenues

Total revenues in the second quarter of 2024 were RMB24.05 billion (US$3.31 billion), an increase of 4.4% from RMB23.04 billion in the first quarter of 2024 and a decrease of 21.6% from RMB30.69 billion in the second quarter of 2023. The sequential increase was mainly due to the increase in module shipments. The year-over-year decrease was mainly due to a decrease in the average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2024 was RMB2.68 billion (US$368.3 million), compared with RMB2.74 billion in the first quarter of 2024 and RMB4.78 billion in the second quarter of 2023.

Gross margin was 11.1% in the second quarter of 2024, compared with 11.9% in the first quarter of 2024 and 15.6% in the second quarter of 2023. The year-over-year decrease was mainly due to the decrease in the average selling price of solar modules.

Loss/Income from Operations and Operating Margin

Loss from operations in the second quarter of 2024 was RMB1.14 billion (US$156.6 million), compared with loss from operations of RMB339.6 million in the first quarter of 2024 and income from operations of RMB1.54 billion in the second quarter of 2023. The sequential increase in loss from operations was mainly due to the increase in our operating expenses in the second quarter of 2024.The change from income from operations in the second quarter of 2023 to loss from operations in the second quarter of 2024 was primarily attributable to the decreases in our revenues and gross margin in the second quarter of 2024.

Operating loss margin was 4.7% in the second quarter of 2024, compared with operating loss margin of 1.5% in the first quarter of 2024 and operating profit margin of 5.0% in the second quarter of 2023.

Total operating expenses in the second quarter of 2024 were RMB3.81 billion (US$524.9 million), an increase of 24.1% from RMB3.07 billion in the first quarter of 2024 and an increase of 17.6% from RMB3.24 billion in the second quarter of 2023. The sequential and year-over-year increases were mainly due to the write-off of the net book value of the equipment resulted from the Fire Accident in Shanxi Province, which was partially offset by the estimated insurance proceeds from the Fire Accident in the second quarter of 2024.

Total operating expenses accounted for 15.9% of total revenues in the second quarter of 2024, compared to 13.3% in the first quarter of 2024 and 10.6% in the second quarter of 2023.

Interest Expenses, Net

Net interest expenses consist of interest expenses of RMB212.9 million (US$29.3 million) and interest income of RMB107.7 million (US$14.8 million) in the second quarter of 2024.

Net interest expenses in the second quarter of 2024 was RMB105.2 million (US$14.5 million), a decrease of 43.7% from RMB186.8 million in the first quarter of 2024 and a decrease of 49.6% from RMB208.5 million in the second quarter of 2023. The sequential and year-over-year decreases were due to the decrease in interest-bearing debts with high interest rate.

Subsidy Income

Subsidy income in the second quarter of 2024 was RMB885.0 million (US$121.8 million), compared with RMB231.8 million in the first quarter of 2024 and RMB292.4 million in the second quarter of 2023. The sequential and year-over-year changes were mainly attributable to the changes in the cash receipt of incentives to the Company's business operations.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB305.0 million (US$42.0 million) in the second quarter of 2024, compared to a net exchange gain of RMB139.7 million in the first quarter of 2024 and a net exchange gain of RMB916.4 million in the second quarter of 2023. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuation of US dollars against RMB in the second quarter of 2024.

Change in Fair Value of Convertible Senior Notes

The Company issued US$85.0 million of 4.5% convertible senior notes (the "Notes") due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model. As of June 30, 2024, all the Notes with the principle amount of US$85.0 million have been converted to the ordinary shares of the Company.

The Company recognized a gain from a change in fair value of the convertible senior notes of RMB12.8 million (US$1.8 million) in the second quarter of 2024, compared to a gain of RMB310.7 million in the first quarter of 2024 and a gain of RMB89.7 million in the second quarter of 2023. The sequential and year-over-year changes were primarily due to the changes in the Company's stock price in the second quarter of 2024.

Change in Fair Value of Long-term Investment

The Company invested in certain equity interests in several solar technology companies engaged in the photovoltaic industry chain, which are recorded as long-term investment and reported at fair value with changes in fair value recognized in earnings. As of June 30, 2024, the Company had RMB849.7 million (US$116.9 million) in long-term investment, compared with RMB967.0 million as of March 31, 2024.

The Company recognized a loss from change in fair value of RMB144.2 million (US$19.8 million) in the second quarter of 2024, compared with a loss of RMB55.3 million in the first quarter of 2024 and a gain of RMB2.3 million in the second quarter of 2023. The sequential and year-over-year changes were primarily due to the changes in the valuation of several solar technology companies we invested in.

Other income, net

Net other income in the second quarter of 2024 was RMB157.6 million (US$21.7 million), compared with net other income of RMB1.32 billion in the first quarter of 2024 and net other income of RMB59.0 million in the second quarter of 2023. The sequential decrease was mainly due to income generated from the disposal of a wholly-owned subsidiary in the first quarter of 2024. The year-over-year increase was mainly due to gains from the changes in the fair value of the financial instruments in the second quarter of 2024.

Equity in Earnings of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both are accounted for using the equity method. The Company recorded equity in loss of affiliated companies of RMB67.6 million (US$9.3 million) in the second quarter of 2024, compared with equity in gain of RMB13.2 million in the first quarter of 2024 and RMB63.3 million in the second quarter of 2023. The fluctuations in equity in earnings of affiliated companies primarily arose from the net gain or loss incurred by the affiliate companies.

Income Tax Expense

The Company recorded an income tax expense of RMB24.8 million (US$3.4 million) in the second quarter of 2024, compared with RMB476.7 million in the first quarter of 2024 and RMB341.1 million in the second quarter of 2023.

Net Loss/Income attributable to Non-Controlling Interests

Net loss attributable to non-controlling interests amounted to RMB18.8 million (US$2.6 million) in the second quarter of 2024, compared with net income of RMB351.0 million in the first quarter of 2024 and net income of RMB1.11 billion in the second quarter of 2023. The sequential and year-over-year changes were mainly attributable to the changes in net income of the Company's majority-owned principal operating subsidiary,Jinko Solar Co., Ltd.

Net Loss/Income and Earnings per Share

Net loss attributable to the JinkoSolar Holding Co., Ltd.'sordinary shareholders was RMB100.7 million (US$13.9 million) in the second quarter of 2024, compared with net income of RMB609.4 million in the first quarter of 2024 and net income of RMB1.31 billion in the second quarter of 2023.

Excluding the impact from (i) a change in fair value of the convertible senior notes, (ii) a change in fair value of the long-term investment, (iii) share based compensation expenses, and (iv) the net loss resulted from the Fire Accident, adjusted net income attributable to the JinkoSolar Holding Co., Ltd.'sordinary shareholders was RMB378.5 million (US$52.1 million), compared with RMB470.3 million in the first quarter of 2024 and RMB1.43 billion in the second quarter of 2023.

Basic and diluted loss per ordinary share were RMB0.48 (US$0.07) and RMB0.53 (US$0.07), respectively, in the second quarter of 2024, compared to basic and diluted earnings per ordinary share of RMB2.82 and RMB1.34, respectively, in the first quarter of 2024, and basic and diluted earnings per ordinary share of RMB6.39 and RMB5.55, respectively, in the second quarter of 2023. As each ADS represents four ordinary shares, this translates into basic and diluted loss per ADS of RMB1.94 (US$0.27) and RMB2.12 (US$0.29), respectively in the second quarter of 2024; basic and diluted earnings per ADS of RMB11.28 and RMB5.36, respectively, in the first quarter of 2024; and basic and diluted earnings per ADS of RMB25.54 and RMB22.20, respectively, in the second quarter of 2023.

Financial Position

As of June 30, 2024, the Company had RMB13.87 billion (US$1.91 billion) in cash, cash equivalents, and restricted cash, compared with RMB17.63 billion as of March 31, 2024.

As of June 30, 2024, the Company's accounts receivables were RMB18.39 billion (US$2.53 billion), compared with RMB19.82 billion as of March 31, 2024.

As of June 30, 2024, the Company's inventories were RMB19.49 billion (US$2.68 billion), compared with RMB20.13 billion as of March 31, 2024.

As of June 30, 2024, the Company's total interest-bearing debts were RMB28.06 billion (US$3.86 billion), compared with RMB26.46 billion as of March 31, 2024.

Second Quarter 2024 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 25,318 MW in the second quarter of 2024, including 23,822 MW for solar module shipments and 1,496 MW for cell and wafer shipments.

Operations and Business Outlook Highlights

Third Quarter and Full Year 2024 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the third quarter of 2024, the Company expects its module shipments to be in the range of 23.0 GW to 25.0 GW.

For full year 2024, the Company estimates its module shipments to be in the range of 100.0 GW to 110.0 GW.

Solar Products Production Capacity

The Company expects its annual production capacity for mono wafer, solar cell and solar module to reach 120.0 GW, 95.0 GW and 130.0 GW, respectively, by the end of 2024.

Recent Business Developments

•	In May 2024, JinkoSolar delivered Tiger Neo modules to a Solar Power Plant in Lobstädt, Germany (The Witznitz Solar Park).

•	In May 2024, JinkoSolar's2000-Volt EAGLE® Modules became the first in the world to be qualified as UL listed products for UL61730-1 and UL61730-2, and UL classified products for IEC 61215-1, IEC 61215-2 and IEC 61215-1-1.

•	In June 2024, JinkoSolar was recognized as a Top Performer across all reliability categories in the 2024 PV Module Reliability Scorecard published by Kiwa PVEL.

•	In June 2024, JinkoSolar announced that tested by TÜV SÜD, the conversion efficiency for 2 m2 above large-size N-type TOPCon solar modules has reached 25.42%, setting a new record again.

•	In June 2024, JinkoSolar announced that its subsidiary Jinko Solar Denmark has supplied high voltage residential storage solutions to SolarToday for use in the DACH and Benelux regions starting from June 2024.

•	In June 2024, JinkoSolar entered into a Heads of Terms with kIEFER to supply its large scale battery storage, SunTera to Athens International Airport (AIA), supporting its commitment to achieve Net Zero Carbon Emissions by 2025.

•	In July 2024, JinkoSolar topped the PV Tech 2024 Q2 ModuleTech Bankability Report with "AAA" rating.

•	As of the date of this press release, JinkoSolar has repurchased a total of 5,596,739 ADSs in an aggregate amount of approximately US$134.5 million in the open market under its share repurchase program announced in July 2022 and the extended share repurchase program announced in December 2023. As of the same date, approximately US$65.5 million of the Company's ordinary shares represented by the ADSs under the extended share repurchase program had not been utilized.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Friday, August 30, 2024 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10041536-ai8fg3.html

It will automatically direct you to the registration page of "JinkoSolar Second Quarter 2024 Earnings Conference Call", where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, September 6, 2024. The dial-in details for the replay are as follows:

International:	+61 7 3107 6325
U.S.:	+1 855 883 1031
Passcode:	10041536

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2024.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 28, 2024, which was RMB7.2672 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the year ended
	Jun 30, 2023	Mar 31, 2024	Jun 30, 2024		Jun 30, 2023	Jun 30, 2024
	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Revenues	30,685,099	23,044,280	24,053,049	3,309,810	54,014,161	47,097,329	6,480,809
Cost of revenues	(25,902,426)	(20,309,195)	(21,376,366)	(2,941,486)	(45,190,471)	(41,685,562)	(5,736,124)
Gross profit	4,782,673	2,735,085	2,676,683	368,324	8,823,690	5,411,767	744,685
Operating expenses:
Selling and marketing	(1,665,996)	(1,466,397)	(1,797,061)	(247,284)	(3,222,296)	(3,263,458)	(449,067)
General and administrative	(800,148)	(1,367,868)	(1,141,307)	(157,049)	(1,884,556)	(2,509,174)	(345,274)
Research and development	(225,574)	(240,428)	(215,394)	(29,639)	(414,130)	(455,822)	(62,723)
Impairment of long-lived assets	(552,751)	-	(660,964)	(90,952)	(552,751)	(660,964)	(90,952)
Total operating expenses	(3,244,469)	(3,074,693)	(3,814,726)	(524,924)	(6,073,733)	(6,889,418)	(948,016)
(Loss)/income from operations	1,538,204	(339,608)	(1,138,043)	(156,600)	2,749,957	(1,477,651)	(203,331)
Interest expenses	(332,374)	(281,733)	(212,897)	(29,296)	(623,108)	(494,630)	(68,063)
Interest income	123,921	94,900	107,740	14,826	359,263	202,640	27,884
Subsidy income	292,376	231,844	885,024	121,783	556,418	1,116,868	153,686
Exchange gain,net	1,358,867	126,010	247,726	34,088	1,229,820	373,736	51,428
Change in fair value of foreign exchange derivatives	(442,492)	13,714	57,250	7,878	(387,154)	70,964	9,765
Change in fair value of Long-term Investment	2,278	(55,328)	(144,222)	(19,846)	442,702	(199,550)	(27,459)
Change in fair value of convertible senior notes	89,747	310,683	12,791	1,760	(171,688)	323,474	44,512
Other income, net	58,971	1,323,478	157,574	21,683	62,095	1,481,051	203,800
Income/(loss) before income taxes	2,689,498	1,423,960	(27,057)	(3,724)	4,218,305	1,396,902	192,222
Income tax expenses	(341,144)	(476,718)	(24,799)	(3,412)	(656,148)	(501,518)	(69,011)
Equity in (loss)/income of affiliated companies	63,281	13,181	(67,644)	(9,308)	243,236	(54,463)	(7,494)
Net income	2,411,635	960,423	(119,500)	(16,444)	3,805,393	840,921	115,717
Less: Net (income)/loss attributable to non-controlling interests	(1,105,533)	(351,025)	18,847	2,593	(1,710,640)	(332,178)	(45,709)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	1,306,102	609,398	(100,653)	(13,851)	2,094,753	508,743	70,008
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	6.39	2.82	(0.48)	(0.07)	10.31	2.40	0.33
Diluted	5.55	1.34	(0.53)	(0.07)	9.90	0.87	0.12
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	25.54	11.28	(1.94)	(0.27)	41.22	9.62	1.32
Diluted	22.20	5.36	(2.12)	(0.29)	39.61	3.48	0.48
Weighted average ordinary shares outstanding:
Basic	204,566,514	216,001,414	208,076,672	208,076,672	203,250,441	211,662,944	211,662,944
Diluted	223,654,851	223,646,269	209,869,918	209,869,918	211,556,947	219,563,068	219,563,068
Weighted average ADS outstanding:
Basic	51,141,628	54,000,353	52,019,168	52,019,168	50,812,610	52,915,736	52,915,736
Diluted	55,913,713	55,911,567	52,467,479	52,467,479	52,889,237	54,890,767	54,890,767

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income/(loss)	2,411,635	960,423	(119,500)	(16,444)	3,805,393	840,921	115,717
Other comprehensive income/(loss):
-Unrealized loss on available-for-sale securities	58	-	(973)	-
-Foreign currency translation adjustments	282,017	(177,267)	9,874	1,360	224,045	(167,393)	(23,034)
-Change in the instrument-specific credit risk	20,227	421	-	-	65,445	421	58
Comprehensive income/(loss)	2,713,937	783,577	(109,626)	(15,084)	4,093,910	673,949	92,740
Less: Comprehensive (income)/loss attributable to non-controlling interests	(1,168,875)	(348,517)	9,056	1,246	(1,755,098)	(339,461)	(46,711)
Comprehensive income/(loss) attributable to JinkoSolar
Co., Ltd.'s ordinary shareholders	1,545,062	435,060	(100,570)	(13,838)	2,338,812	334,488	46,029

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2023	Jun 30, 2024
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash,cash equivalents, and restricted cash	19,069,107	13,869,567	1,908,516
Restricted short-term investments and short-term investments	8,509,257	6,458,580	888,730
Accounts receivable, net	22,958,693	18,386,843	2,530,114
Notes receivable, net	4,090,085	4,283,889	589,483
Advances to suppliers, net	4,565,779	3,774,159	519,341
Inventories, net	18,215,537	19,489,767	2,681,881
Foreign exchange forward contract receivables	103,100	122,268	16,825
Prepayments and other current assets, net	3,430,224	6,031,154	829,914
Held-for-sale assets	2,003,417	189,077	26,018
Total current assets	82,945,199	72,605,304	9,990,822
Non-current assets:
Restricted long-term investments	1,536,198	1,918,126	263,943
Long-term investments	2,117,628	1,738,566	239,234
Property, plant and equipment, net	41,267,187	45,615,154	6,276,854
Land use rights, net	1,821,012	1,852,866	254,963
Intangible assets, net	569,088	361,480	49,741
Right-of-use assets, net	742,431	567,137	78,041
Deferred tax assets	1,290,004	1,613,419	222,014
Advances to suppliers to be utilised beyond one year	648,377	671,645	92,421
Other assets, net	2,790,567	1,571,391	216,231
Available-for-sale securities-non-current	104,134	131,134	18,045
Total non-current assets	52,886,626	56,040,918	7,711,487
Total assets	135,831,825	128,646,222	17,702,309
LIABILITIES
Current liabilities:
Accounts payable	15,475,166	13,952,517	1,919,930
Notes payable	25,690,532	19,528,035	2,687,147
Accrued payroll and welfare expenses	2,798,964	2,592,942	356,801
Advances from customers	6,965,298	7,551,735	1,039,154
Income tax payables	1,016,039	491,952	67,695
Other payables and accruals	13,448,501	16,387,720	2,255,022
Foreign exchange forward derivatives payables	26,466	16,038	2,207
Convertible senior notes	782,969	-	-
Lease liabilities - current	155,931	118,382	16,290
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	13,583,774	6,830,467	939,904
Held-for-sale liabilities	1,117,005	-	-
Total current liabilities	81,060,645	67,469,788	9,284,150
Non-current liabilities:
Long-term borrowings	11,238,806	13,434,364	1,848,630
Convertible notes	4,785,480	7,203,086	991,178
Accrued warranty costs - non current	2,145,426	2,205,949	303,549
Lease liabilities-noncurrent	557,136	475,932	65,490
Deferred tax liability	131,506	138,971	19,123
Long-term Payables	2,378,684	4,257,201	585,810
Total non-current liabilities	21,237,038	27,715,503	3,813,780
Total liabilities	102,297,683	95,185,291	13,097,930
SHAREHOLDERS' EQUITY
Total JinkoSolar Holding Co., Ltd. shareholders' equity	20,156,434	20,620,188	2,837,434
Non-controlling interests	13,377,708	12,840,743	1,766,945
Total shareholders' equity	33,534,142	33,460,931	4,604,379
Total liabilities, non-controlling interest and shareholders' equity
	135,831,825	128,646,222	17,702,3093

View original content: https://www.prnewswire.com/news-releases/jinkosolar-announces-second-quarter-2024-financial-results-302234929.html SOURCE JinkoSolar Holding Co., Ltd.